October 4, 2024

Mr. Ameen Hamady

Ms. Kristina Marrone

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Maui Land & Pineapple Company, Inc. Form 10-K for the year ended December 31, 2023 Filed March 28, 2024 File No. 001-06510

Dear Mr. Hamady and Ms. Marrone,

This letter is being respectfully submitted by Maui Land & Pineapple Company, Inc., a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), contained in the letter dated September 13, 2024. To assist in your review, the Company’s responses are preceded by a reproduction of the Staff’s comments as set forth in the letter.

Form 10-K for the year ended December 31, 2023

Note 5. Investment in Joint Venture, page 32

1.

We note that you entered into a joint venture in December 2023 by contributing 31 acres of land valued at $1.6 million to form BRE2 LLC. Please disclose your relative ownership percentage of this entity and supplementally tell us:

a.	How you determined it was appropriate to recognize revenue from the land contribution;
b.	How you plan to account for future sales of this land by the JV;
c.	The carrying amount of the land at the time of contribution;
d.	Why the land asset on your consolidated balance sheet did not decrease as a result of the contribution; and
e.	Why the contribution has been reflected as a gain on disposal in your consolidated statements of cash flows.

500 Office Road, Lahaina HI 96761 | (808) 877-3351 | mauiland.com

Company Response:

The Company’s relative ownership percentage of BRE2 LLC is 60%. The ownership percentage was disclosed in Exhibit 21.1 of the Form 10-K. In future periodic reports, the Company will disclose its relative ownership percentage in the text of the report. The following responses correspond to the subsections as referenced in Item 1 above.

a.

Land sales are recorded as real estate operating revenues within the land development and sales business segment per the Company’s accounting policy in accordance with ASC 606-10-20, which defines revenue as, "inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.” Land sales are part of the Company’s primary operations, as a real estate development and land holding company.

b.

The Company’s share of proceeds from anticipated sales of ranch lots were disclosed on page 14 in Item 7 of the Form 10-K under Results of Operations for Land Development and Sales. Future sales will be recorded by BRE2 LLC and net income will be reported by the Company via the equity method in accordance with ASC 323-10-35. When future sales are completed, the detailed revenue and expense transactions will be disclosed in the Notes to Consolidated Financial Statements.

c.

The carrying value of the land contributed was $0, as it was originally acquired in the early 1900s and no carrying value was assigned to these specific parcels. This resulted in no change to the Property & Equipment, net balance in the Consolidated Balance Sheets as of December 31, 2023.

d.	See response to c) above.

e.

The Company presented the land sale as a gain on disposal of property in the Consolidated Statements of Cash Flows. However, a more appropriate description is non-cash land sale, consistent with the recognition in the Consolidated Statements of Operations. There was no impact to the amounts recorded in the reconciliation of net loss to net cash used in operating activities.

Closing Comments:

In connection with the Company’s responses to your comments, the Company acknowledges that:

i.	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.
ii.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and
iii.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or comments on the above, please do not hesitate to contact me at (808) 500-8376 or wade@mauiland.com.

Sincerely,

/s/ WADE K. KODAMA

Wade K. Kodama

Chief Financial Officer

500 Office Road, Lahaina HI 96761 | (808) 877-3351 | mauiland.com